EXHIBIT 12

                                                                            Years Ended December 31,
                                                          ------------------------------------------------------------
                                                             2000         1999         1998        1997        1996
                                                          ---------     --------     ---------   ---------   ---------
                                                                             (Thousands of Dollars)
Earnings as Defined in Regulation S-K (A):

   Pre-tax income from Continuing Operations.............   $158,205     $176,024     $97,560     $ 73,450    $ 73,370
   (Income)/Loss from equity investees net of
   distributions.........................................     10,339        8,622      30,228      (35,318)     49,718
   Fixed Charges.........................................    160,099      106,092      93,936       79,351      60,714
   Amortization of capitalized interest..................        212          668       2,049        1,990       1,737
   Capitalized interest..................................    (20,760)      (8,484)     (1,181)      (5,065)     (1,301)
                                                            --------     --------    --------     --------    --------
   Earnings .............................................   $308,095     $282,922    $222,592     $114,408    $184,238
                                                            ========     ========    ========     ========    ========

Fixed Charges as Defined in Regulation S-K (B):

   Total interest expensed and capitalized...............   $157,277     $103,169     $91,548     $ 77,428    $ 59,562
   Interest in rental expense ...........................      2,822        2,923       2,388        1,923       1,152
                                                            --------     --------    --------     --------    --------
   Total Fixed Charge....................................   $160,099     $106,092     $93,936     $ 79,351    $ 60,714
                                                            ========     ========    ========     ========    ========

Ratio of Earnings to Fixed Charges.......................       1.92         2.67        2.37         1.44        3.03

(A) The term "earnings" shall be defined as pre-tax income from continuing operations before adjustment for minority interests or income or loss from equity investees. Add fixed charges adjusted to exclude and (a) the amount of any interest capitalized during the period, (b) amortization of capitalized interest and (c) distributed income of equity investees. From the total, subtract interest capitalized.

(B) Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, and (c) an estimate of interest implicit in rentals.